

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 18, 2016

Via E-mail
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 154

> **Re: Silvercorp Metals Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2015**
> **Filed June 23, 2015**
> **File No. 001-34184**

Dear Dr. Feng:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining